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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  MAY 2011

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

Unit 170 – 4320 Viking Way, Richmond, BC Canada V6V 2L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1.	May 3, 2011 News Release – ALDA Enters Into Joint Venture with Seavan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: May 3, 2011

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

NEWS RELEASE

APH:      TSX-V,

APCSF: OTCQB

ALDA ENTERS INTO JOINT VENTURE WITH SEAVAN

May 3, 2011 - Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the “Company” or “ALDA”) announces that a joint venture agreement has been established with Seavan Health & Beauty Partnership (“Seavan”) .  Under the terms of the agreement, Seavan will manufacture ALDA’s products and ALDA’s personnel will undertake the marketing and sales of Seavan’s products and services in addition to those of ALDA. The acquisition of substantially all of the assets and undertakings of Seavan by ALDA is still in progress.

Dr. Terrance Owen, President & CEO states, “During our discussions with Seavan, it became clear that it would be beneficial for us to work together now because the two companies are very complimentary and can benefit from each other’s strengths. This joint venture will allow us to combine our resources, fine-tune our delivery of both ALDA’s and Seavan’s products and services and grow both businesses as we work on the acquisition. The ultimate goals are for ALDA to manufacture as well as distribute T36® products, acquire expertise in R&D, quality assurance and regulatory matters and re-focus on the therapeutic applications of the T36® technology”.

About Seavan Health & Beauty Partnership (www.seavanlabs.com)

Seavan, located in Vancouver, manufactures pharmaceutical, nutritional and personal care products under licenses from Health Canada and the FDA. Examples of products manufactured at Seavan include glucosamine and magnesium supplements, sun screens, topical delivery systems, pain relievers, body washes, hair care products and ALDA’s T36® products.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTCQB under the symbol APCSF. The Company was the Official Supplier to the Vancouver 2010 Olympic Winter Games and the Vancouver 2010 Paralympic Winter Games and is the Official Supplier to the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. The Company was also selected as one of the TSX Venture 50 companies in the Technology and Life Sciences sector for 2010.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Investor Relations

Scott Young

604-377-5781

604-521-8300 Ext 203

scott_young@aldacorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. 170 – 4320 Viking Way, Richmond, BC V6V 2L4 - Canada Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com